FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 15, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

Documents Included as Part of this Report

No.	Document

1.	2006 Q3 Report
2.	2006 Q3 MD&A
3.	Certificate of Interim Filings - Nigel Stokes
4.	Certificate of Interim Filings - Peter Cauley

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: December 15, 2005	By:	/s/ Peter Cauley
Peter Cauley
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) comments on the consolidated operations, performance and financial condition of DataMirror Corporation (together with its subsidiaries “DataMirror” or the “Company”) for the three months and nine months ended October 31, 2005 and 2004 (“Q3 fiscal 2006” and “Q3 fiscal 2005” respectively for the three month periods, “YTD fiscal 2006” and “YTD fiscal 2005” respectively for the nine month periods) .

The date of this MD&A is November 22, 2005, and it should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the related notes thereto for the three and nine month periods ended October 31, 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read this MD&A in conjunction with our annual audited consolidated financial statements, the related notes thereto and the related MD&A for the year ended January 31, 2005 contained in our 2005 Annual Report. The Company adopted the U.S. dollar as its reporting currency effective February 1, 2005. All amounts in this MD&A are stated in U.S. dollars, unless otherwise indicated.

The financial information set forth in this MD&A has been derived from the unaudited interim consolidated financial statements of DataMirror prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in all material respects in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005.

Forward-Looking Statements

Forward-looking statements in this MD&A, including statements regarding the Company’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company’s operating results and could cause the Company’s actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company’s software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions and other regulatory authorities.

Unless otherwise specified in this MD&A, the Company’s outlook, as provided in its fiscal 2005 annual MD&A dated March 24, 2005, remains unchanged.

About DataMirror

DataMirror (TSX: DMC) is a leading provider of real-time data integration, protection and Java database solutions, and improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software. DataMirror is headquartered in Markham, Canada and has offices around the globe.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited consolidated financial statements for the year ended January 31, 2005. The preparation of the Company’s consolidated financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangibles, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

The Company believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company’s revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position [“SOP”] 97-2, “Software Revenue Recognition” issued by the American Institute of Certified Public Accountants [“AICPA”] in October 1997 and amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2”, issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers’ financial condition and if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangibles. The Company has intangibles related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangibles, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the three and nine month periods ended October 31, 2005, the Company did not record an impairment charge related to intangibles.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the three and nine month periods ended October 31, 2005, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company’s future tax assets is principally dependent upon its achievement of projected future taxable income. The Company’s judgments regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely than not to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

Results of Operations

Revenue for Q3 fiscal 2006 was $10,885,000 compared to $10,198,000 for Q3 fiscal 2005, an increase of 6.7%. The GAAP net income for Q3 fiscal 2006 was $740,000 or $0.09 per basic and fully diluted share, compared to net income of $241,000 or $0.02 per basic and fully diluted share for Q3 fiscal 2005. Cash flow from operations for Q3 fiscal 2006 was ($51,000) or ($0.01) per share compared to $1,316,000 or $0.12 per share in Q3 fiscal 2005. Cash, cash equivalents and short-term investments stood at $32,986,000 or $3.89 per common share outstanding at the end of the quarter.

The overall gross margin for Q3 fiscal 2006 was 80.3%, as compared to 77.7% for Q3 fiscal 2005. Gross margin on maintenance and services was 64.8% in Q3 fiscal 2006, as compared to 62.3% in Q3 fiscal 2005. Total costs, including costs of revenue, were $10,004,000 for Q3 fiscal 2006, up by 0.4% from $9,962,000 in Q3 fiscal 2005. Total headcount was 225 at October 31, 2005, down significantly from 257 at October 31, 2004 and down slightly from 237 at the end of the previous quarter.

Revenue for the first nine months of fiscal 2006 was $31,522,000, an increase of 5.5% from $29,875,000 for the same period in fiscal 2005. YTD GAAP net income was $2,231,000 or $0.25 per basic and fully diluted share, compared to $3,492,000 or $0.31 per basic and fully diluted share at the same point last year. Cash flow from operations for the first nine months of fiscal 2006 was $2,892,000, compared to $846,000 for the same period in fiscal 2005.

Revenue

Licence. Licence revenue in Q3 fiscal 2006 was $4,896,000 compared to $4,271,000 in Q3 fiscal 2005, an increase of 14.6%. The increase in licence revenue is attributable to greatly increased revenue from the Company’s PointBase products and an improvement in execution by the Company’s salesforce in the North American market.

YTD fiscal 2006 licence revenue was $13,479,000 compared to $12,031,000 for YTD fiscal 2005, an increase of 12.0% for the same reasons cited for the increase in Q3 fiscal 2006.

Maintenance. Maintenance revenue in Q3 fiscal 2006 was $5,158,000 compared to $5,042,000 in Q3 fiscal 2005, an increase of 2.3%. This increase was a result of maintenance revenue generated by additional licence sales since the end of Q3 fiscal 2005 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

YTD fiscal 2006 maintenance revenue was $15,736,000 compared to $15,080,000 for YTD fiscal 2005, an increase of 4.4% for the same reasons cited for the increase in Q3 fiscal 2006.

 Services. Services revenue in Q3 fiscal 2006 was $831,000 compared to $885,000 in Q3 fiscal 2005, a decrease of 6.1%. This decrease was primarily due to decreased revenue from consulting services for the Company’s Pervasive Gateway software.

YTD fiscal 2006 services revenue was $2,307,000 compared to $2,764,000 for YTD fiscal 2005, a decrease of 16.5% for the same reasons cited for the decrease in Q3 fiscal 2006.

Cost of Revenue

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For Q3 fiscal 2006, cost of licence revenue was $37,000 (0.8% of licence revenue), down slightly from $46,000 (1.1% of licence revenue) for Q3 fiscal 2005.

YTD fiscal 2006 cost of licence revenue was $126,000 (0.9% of licence revenue), relatively unchanged from $141,000 (1.2% of licence revenue) for YTD fiscal 2005.

Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For Q3 fiscal 2006, cost of maintenance and services revenue was $2,108,000 (35.2% of maintenance and services revenue), down by 5.6% from $2,232,000 (37.7% of maintenance and services revenue) for Q3 fiscal 2005. The main cause for the increase in the gross margin on maintenance and services revenue is headcount decreases in this area due to the consolidation of the Company’s Canadian and European customer support organizations.

YTD fiscal 2006 cost of maintenance and services revenue was $6,225,000 (34.5% of maintenance and services revenue), down significantly from $6,987,000 (39.2% of maintenance and services revenue) for YTD fiscal 2005 for the same reason cited for the decrease in Q3 fiscal 2006.

Operating Expenses

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For Q3 fiscal 2006, these expenses totalled $3,393,000 (31.2% of revenue), down slightly from $3,425,000 (33.6% of revenue) for Q3 fiscal 2005. The decrease is due primarily to the effect of decreased headcount in this area and a decrease in web-based marketing activities. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

YTD fiscal 2006 selling and marketing expenses were $9,309,000 (29.5% of revenue), down significantly from $11,354,000 (38.0% of revenue) for YTD fiscal 2005 for the same reasons cited for the decrease in Q3 fiscal 2006.

Research and Development. Research and development (“R&D”) expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. For Q3 fiscal 2006, these expenses were $2,116,000 (19.4% of revenue), up by 5.8% from $2,000,000 (19.6% of revenue) for Q3 fiscal 2005. The overall increase is due to the effect of the weaker U.S. dollar, as the Company’s R&D expenditures are largely incurred in Canadian funds, somewhat offset by a decrease in headcount in R&D over Q3 fiscal 2005.

YTD fiscal 2006 R&D expenses were $5,974,000 (19.0% of revenue), up slightly from $5,946,000 (19.9% of revenue) for YTD fiscal 2005 for the same reasons cited for the increase in Q3 fiscal 2006.

General and Administration. General and administration (“G&A”) expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For Q3 fiscal 2006, these expenses were $1,877,000 (17.2% of revenue), up by 15.2% from $1,629,000 (16.0% of revenue) for Q3 fiscal 2005. The increase is due mainly to increased governance and compliance costs and the effect of the weaker U.S. dollar as the Company’s G&A expenditures are largely incurred in Canadian funds.

YTD fiscal 2006 G&A expenses were $5,450,000 (17.3% of revenue), up by 14.7% from $4,750,000 (15.9% of revenue) for YTD fiscal 2005 for the same reasons cited for the increase in Q3 fiscal 2006.

Stock-based Compensation.  For Q3 fiscal 2006, the expense for stock-based compensation was $54,000 compared to $76,000 in Q3 fiscal 2005. This decrease is largely due to the effect of options which have expired since the end of Q3 fiscal 2005.

YTD fiscal 2006 stock-based compensation expenses were $215,000, down slightly from $236,000 for YTD fiscal 2005.

Amortization of Intangibles. For Q3 fiscal 2006, amortization of intangibles was $419,000 compared to $554,000 for Q3 fiscal 2005, with the decrease being due to certain technologies becoming fully amortized since Q3 fiscal 2005.

YTD fiscal 2006 amortization of intangibles was $1,224,000, down significantly from $1,695,000 for YTD fiscal 2005 for the same reasons cited for the decrease in Q3 fiscal 2006.

Investment Income, Net

Investment income, net includes interest on short-term investments and other investment income, net of interest expense on long-term liabilities and lease obligations. In Q3 fiscal 2006, net investment income was $178,000 compared to $223,000 in Q3 fiscal 2005. This decrease is primarily due to having lower invested cash balances due primarily to the substantial issuer bid completed on March 24, 2005.

YTD fiscal 2006 net investment income was $571,000 up slightly from $565,000 for YTD fiscal 2005 as there were higher invested cash balances for the first quarter of fiscal 2006 which more than offset the decrease in Q2 and Q3 fiscal 2006.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers’ acceptances. The portfolio is diversified and consists of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company’s future investment income may fall short of expectations due to changes in short-term interest rates.

Gain on Sale of Investment

In May 2004, the Company recognized a gain of $5,466,000 on the sale of its investment in Idion Technology Holdings Ltd. There has been no sale of an investment in fiscal 2006.

Income Tax Expense

During Q3 fiscal 2006, the Company recorded an income tax expense of $319,000 as compared to $218,000 in Q3 fiscal 2005.

The YTD fiscal 2006 tax expense is $1,339,000 compared to $1,305,000 for YTD fiscal 2005.

The combined basic Canadian federal and provincial tax rate used in determining the income tax expense for the three and nine months ended October 31, 2005 was 36.6% consistent with the rate in effect for the same period the previous fiscal year. The income tax expense is different than that obtained by applying this rate to the income before income taxes due to a combination of factors including: a portion of the amortization of intangibles being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the period, the effect of using foreign tax losses not previously benefited, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

Acquisitions and Investments

On December 18, 2003, the Company completed an agreement and plan of merger and acquired 100% control of PointBase in a cash transaction valued at approximately $2,500,000 at closing, with certain additional amounts which would have become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. The term during which the contingent consideration could have become payable expired in December 2004 with no additional payments becoming due.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

Liquidity and Capital Resources

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $6,865,000, and in September 1997 raised net proceeds of $11,247,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000 the Company raised net proceeds of $23,513,000 through the issuance of 1,305,000 common shares.

As at October 31, 2005, the Company had cash, cash equivalents and short-term investments of $32,986,000, as compared to $31,855,000 at April 30, 2005 and $46,394,000 at January 31, 2005. The increase in cash, cash equivalents and short-term investments during the quarter was primarily due the increased value in U.S. dollars of the Company’s largely Canadian cash balances. For Q3 fiscal 2006, cash flow from operations was ($51,000), compared to $1,316,000 in Q3 fiscal 2005. During Q3 fiscal 2006, the Company’s days sales outstanding increased from 42 to 51 days and the Company made significant payments of income taxes which caused cash flow from operations to decrease despite the improvement in profitability over the prior year. During Q3 fiscal 2006, capital expenditures of $55,000 ($200,000 in Q3 fiscal 2005) were financed internally and none were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company’s head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. During Q3 fiscal 2005 the Company used $1,771,000 in cash to repurchase 219,000 of its common shares under a normal course issuer bid. In Q3 fiscal 2005, the Company raised an additional $2,000 ($85,000 in Q3 fiscal 2005) through the issuance of common shares pursuant to the Company’s stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $6,778,000. As at October 31, 2005, there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company’s short term financial requirements with the exception of acquisition related cash requirements. In the short term, the Company does not plan on making any acquisitions that would result in short term financial requirements exceeding the sources of cash described above. In the long term, the Company may finance its long term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long term debt or by entering into capital lease financing arrangements.

New Accounting Recommendations

As permitted by Statement 123 “Accounting for Stock-Based Compensation”, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee options under U.S. GAAP. In December 2004, an amended Statement 123 “Share-Based Payment” [“Statement 123(R)”] was issued, which requires all share-based payments to employees to be recognized in the income statement based on their fair value.

As the Company expects to complete the necessary steps to enable it to discontinue its reporting obligations in the United States under the Securities Exchange Act of 1934 during its next fiscal year, it will no be implementing Statement123(R).

Risks and Uncertainties

The primary risks and uncertainties that affect or may affect the Company and its business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s latest Annual Information Form and its MD&A for the year ended January 31, 2005 contained in the Company’s 2005 Annual Report to Shareholders, and all of such risks and uncertainties are incorporated herein by reference.

DataMirror Corporation
Interim Consolidated Balance Sheets
(Thousands of U.S.$, except for number of shares - unaudited)

	October 31,	January 31,
	2005	2005

Assets
Current assets
Cash and cash equivalents	$7,606	$7,687
Short-term investments	25,380	38,707
Accounts receivable	5,988	8,055
Prepaid expenses	1,163	1,328
Future income taxes	1,770	2,426

	41,907	58,203

Capital assets	2,638	2,754
Future income taxes	598	0
Intangibles	1,195	2,344
Goodwill	4,385	4,180

	$50,723	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,711	$2,989
Deferred revenue	15,583	17,838
Income taxes payable	24	750

	18,318	21,577

Future income taxes	0	83

	18,318	21,660

Shareholders' Equity
Share capital
Common shares (October 31, 2005 - 8,478,110
January 31, 2005 - 10,555,966)	32,510	42,250
Deficit	(8,622)	(2,953)
Contributed surplus	1,091	876
Cumulative translation adjustment	7,426	5,648

	32,405	45,821

	$50,723	$67,481

On behalf of the Board:

/s/ Nigel Stokes	/s/ Donald Lenz

Title:Director	Title:Director

DataMirror Corporation
Interim Consolidated Statements of Income
(Thousands of U.S.$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2005	2004	2005	2004

Revenue
Licence	$4,896	$4,271	$13,479	$12,031
Maintenance	5,158	5,042	15,736	15,080
Services	831	885	2,307	2,764

	10,885	10,198	31,522	29,875

Cost of revenue
Licence	37	46	126	141
Maintenance and services	2,108	2,232	6,225	6,987

	2,145	2,278	6,351	7,128

Gross margin	8,740	7,920	25,171	22,747

Operating expenses
Selling and marketing	3,393	3,425	9,309	11,354
Research and development	2,116	2,000	5,974	5,946
General and administration	1,877	1,629	5,450	4,750
Stock-based compensation	54	76	215	236
Amortization of intangibles	419	554	1,224	1,695

	7,859	7,684	22,172	23,981

Operating income (loss)	881	236	2,999	(1,234)

Investment income, net	178	223	571	565

Gain on sale of investment	0	0	0	5,466

Income before income taxes	1,059	459	3,570	4,797

Income tax expense	319	218	1,339	1,305

Net income	$740	$241	$2,231	$3,492

Earnings per share
Basic	$0.09	$0.02	$0.25	$0.31
Fully diluted	$0.09	$0.02	$0.25	$0.31

Weighted average number of
shares outstanding (000's)
Basic	8,478	10,917	8,883	11,159
Fully diluted	8,509	10,980	8,949	11,349

DataMirror Corporation
Interim Consolidated Statements of Cash Flows
(Thousands of U.S.$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$740	$241	$2,231	$3,492
Add (deduct) items not affecting cash:
Amortization of capital assets	274	231	728	676
Amortization of intangibles	419	554	1,224	1,695
Stock-based compensation	54	76	215	236
Future income taxes	97	(470)	89	(818)
Gain on sale of investment	0	0	0	(5,466)
Investment tax credits	0	147	0	760

	1,584	779	4,487	575

Changes in non-cash working capital balances	(1,635)	537	(1,595)	271

	(51)	1,316	2,892	846

Investing activities
Capital asset additions	(55)	(200)	(480)	(490)
Purchase of short-term investments	(25,689)	(39,391)	(25,689)	(39,391)
Sale of short-term investments	0	0	38,749	24,447
Sale of investment in Idion	0	0	0	14,287
Investment in Idion	0	0	0	(73)

	(25,744)	(39,591)	12,580	(1,220)

Financing activities
Capital lease payments	0	0	0	(24)
Issuance of share capital	2	85	171	594
Repurchase of share capital	0	(1,771)	(17,811)	(5,603)

	2	(1,686)	(17,640)	(5,033)

Effect of exchange rate changes
on cash and cash equivalents	1,544	2,139	2,087	3,330

Increase (decrease)
in cash and cash equivalents	(24,249)	(37,822)	(81)	(2,077)

Cash and cash equivalents

Beginning of period	31,855	42,754	7,687	7,009

End of period	$7,606	$4,932	$7,606	$4,932

DataMirror Corporation

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S.$ - unaudited)

October 31, 2005 and 2004

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by DataMirror Corporation (the “Company”) in U.S. dollars [note 2] in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company’s audited consolidated financial statements and notes as at and for the year ended January 31, 2005, except for the change in the Company’s reporting currency from Canadian to U.S. dollars effective February 1, 2005 as discussed in note 2. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended January 31, 2005.

2. CHANGE IN REPORTING CURRENCY

Effective February 1, 2005, the Company adopted the U.S. dollar as its reporting currency, but has retained the Canadian dollar as its functional currency. Management believes that reporting in U.S. dollars will improve the comparability of the Company’s financial position and results of operations with others in its industry.

In accordance with Canadian generally accepted accounting principles, the Company uses the current rate method to translate all amounts presented to U.S. dollars. Under the current rate method, all assets and liabilities of the Company’s operations having a functional currency other than U.S. dollars are translated to U.S. dollars using exchange rates in effect at the end of the reporting period, revenue, expenses and cash flows are translated at the average rates during the reporting period and any associated translation gains or losses are recorded as a separate component of shareholders’ equity. All comparative figures presented have been translated using the same method.

For the three months ended October 31, 2005, revenue, expenses and cash flows have been translated to U.S. dollars at the average rate of .8429 [2004 - .7799] and for the nine months ended October 31, 2005, revenue, expenses and cash flows have been translated to U.S. dollars at the average rate of .8209 [2004 - .7563]. Assets and liabilities were translated at the period-end rate of .8474 [January 31, 2005 - .8078].

3. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company’s Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company’s audited consolidated financial statements as at and for the year ended January 31, 2005. The Company accounts for intersegment sales at fair value.

DataMirror Corporation

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S.$ - unaudited)

October 31, 2005 and 2004

The Company’s reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following tables present certain information with respect to the reportable segments described above:

Three months ended October 31,	2005	2004
	$	$

Revenue
North American customers	7,678	6,770
Intersegment	1,050	856
	8,728	7,626
European customers	3,207	3,428
Elimination of intersegment revenue	(1,050)	(856)
	10,885	10,198

Operating income (loss)
North America	976	(118)
Europe	(95)	354
	881	236

Amortization
North America	644	746
Europe	49	39
	693	785

Capital asset additions
North America	47	198
Europe	8	2
	55	200

DataMirror Corporation

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S.$ - unaudited)

October 31, 2005 and 2004

Nine months ended October 31,	2005	2004
	$	$

Revenue
North American customers	22,182	19,685
Intersegment	2,905	2,421
	25,087	22,106
European customers	9,340	10,190
Elimination of intersegment revenue	(2,905)	(2,421)
	31,522	29,875

Operating income (loss)
North America	3,189	(1,686)
Europe	(190)	452
	2,999	(1,234)

Amortization
North America	1,838	2,250
Europe	114	121
	1,952	2,371

Capital asset additions
North America	396	461
Europe	84	29
	480	490

As at October 31,	2,005	2,004
	$	$

Identifiable assets
North America	36,496	51,793
Europe	8,647	7,780
	45,143	59,573
Intangibles	1,195	2,958
Goodwill	4,385	4,239
	50,723	66,770

DataMirror Corporation

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S.$ - unaudited)

October 31, 2005 and 2004

Summaries of revenue, segmented according to the customers’ country of residence, and of capital assets, intangibles and goodwill, segmented according to the country in which the assets are located, are as follows:

Three months ended October 31,	2005	2004
	$	$

Revenue
Canada	562	563
United States	6,484	5,674
United Kingdom	1,633	1,617
Germany	646	864
Other	1,560	1,480
	10,885	10,198

Nine months ended October 31,	2005	2004
	$	$

Revenue
Canada	1,618	2,048
United States	18,655	16,015
United Kingdom	4,345	4,943
Germany	2,060	2,316
Other	4,844	4,553
	31,522	29,875

As at October 31,	2005	2004
	$	$

Capital assets, intangibles and goodwill
Canada	5,576	7,542
Germany	2,316	2,222
Other	326	379
	8,218	10,143